Filed pursuant to Rule 433
Registration No. 333-142470-01
First Industrial, L.P.
5.95% Senior Notes due 2017
Term sheet dated May 1, 2007

Size:	$150,000,000

Coupon (Interest Rate):	5.95% per annum

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2007

Maturity:	May 15, 2017

Price to Public:	99.730% of principal amount, plus accrued interest, if any, from the date of original issuance

Settlement Date:	T+4; May 7, 2007

Net Proceeds:	$148,620,000 (before $200,000 of offering expenses)

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.20% (twenty one-hundredths of one percent)

Yield to maturity:	5.986%

Spread to Benchmark Treasury:	135 basis points

Benchmark Treasury:	U.S. Treasury 4.625% due February 2017

Benchmark Treasury Price and Yield:	99-29; 4.636%

Expected Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (negative outlook)

Joint BookRunning Managers:	J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC

Joint Lead Managers:	Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Commerzbank Capital Bank Markets Corp., BNY Capital Markets Inc, Morgan Keegan & Company, Inc., PNC Capital Markets LLC and Wells Fargo Securities, LLC

CUSIP:	32055RAR8
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting First Industrial’s Investor Relations at 312-344-4320 (call collect) or aharmon@firstindustrial.com or the underwriters at J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017 (phone: (212) 834-4533 (call collect)) or Wachovia Capital Markets, LLC at 1525 W. WT Harris Blvd., Mail Code NC0675, Charlotte, North Carolina 28262 (phone: (866) 289-1262) or syndicate.ops@wachovia.com.